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                           September 16, 2021

       Matthew Oppenheimer
       Chief Executive Officer
       Remitly Global, Inc.
       1111 Third Avenue, Suite 2100
       Seattle, WA 98101

                                                        Re: Remitly Global,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 14,
2021
                                                            File No. 333-259167

       Dear Mr. Oppenheimer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your letter submitted on September 15, 2021 containing an explanation of the differences between the
fair values of your common stock and the midpoint of the
                                                        preliminary price
range. Please address the following for all valuation dates and scenarios:
                                                            Tell us the
enterprise value and how you allocated that enterprise value between common and
preferred stock;
                                                            Tell us the
guideline public companies utilized in the calculation, and discuss in greater detail how
you determined these were comparable given their financial and operating
characteristics;
                                                            For the additional
guideline public companies included in the July and August 2021
 Matthew Oppenheimer
Remitly Global, Inc.
September 16, 2021
Page 2
              valuations, tell us why they were not previously included given their recent initial public offering, and the similarity in their industry, stage and size; and
                For any secondary transactions involving your capital stock, tell us:
                o The transaction details including the number of shares sold/repurchased and the price per share;
                o Whether the transaction had an impact on the valuation, and if so, the level of weighting into the valuation; and
                o If the transaction did not have an impact, the facts and circumstances that support the exclusion of the transaction in the valuation.

2. To help us understand the substantial increases in the common stock fair value and the enterprise value in 2021, please provide us a timeline that provides all relevant events causing increases in your common stock fair value and enterprise value since and including your December 22, 2020 valuation through the date of your response. Ensure that this timeline:
             Identifies and explains, in sufficient detail, all company-specific (financial and/or operation related) and market-specific events causing changes in value;
             Identifies and discusses key events associated with your offering including:
                o When your Board of Directors began contemplating this offering and when it was authorized;
                o   When underwriters were engaged;
                o All discussions of enterprise value or IPO pricing, even on an informal or preliminary basis;
                o   When financial statements were finalized; and
                o   When filings were made.
             Identifies the dates of each event; and
             Quantifies company-specific and market-specific events causing changes in common stock fair value and enterprise value, to the extent possible.

       You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameMatthew Oppenheimer                         Sincerely,
Comapany NameRemitly Global, Inc.
                                                              Division of
Corporation Finance
September 16, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName